Exhibit 99.1

IHS Holding Issues Statement Regarding Renewals in Nigeria

September 8, 2023, London: IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, today issued the following statement:

On September 7, 2023, MTN Nigeria Communications PLC (MTN) issued a statement that it has selected ATC Nigeria Wireless Infrastructure Solutions Limited to provide services to approximately 2,500 sites that are currently managed by IHS Nigeria Limited, a subsidiary of IHS Holding Limited (“IHS Towers” or the “Company) pursuant to lease agreements that are due to expire in 2024 and 2025.

IHS has multiple contracts with MTN for the use of our towers in Nigeria, one of which (with IHS Nigeria Limited (“IHSN”)) includes approximately 4,100 towers of which approximately 2,000 expire on December 31, 2024, and approximately 500 during the course of 2025, with the remaining expiring between 2026 and 2031.

In 2Q23, the approximately 2,500 towers expiring through December 2025 generated approximately $45 million in revenue from MTN (using an average FX rate of Naira 508 to the US dollar). The remaining MTN contracts in Nigeria expire in December 2024, December 2029 and July 2035.

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